ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 27, 2024
Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Aptus Deferred Income ETF (DEFR) Aptus Large Cap Upside ETF (UPSD) (the “Funds”) File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 964 to the Trust’s Registration Statement on Form N-1A filed July 24, 2024 (the “Amendment”) with respect to the Funds, each a new series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please submit a completed fee table and cost example at least one week prior to the effectiveness of the Registration Statement.
Response:    Please see the attached Appendix A to this letter for a completed fee table and expense example for each Fund.
Comment 2.Regarding each Fund’s investment objective, please revise the disclosure to state whether a Fund seeks to provide returns that outperform its Index before or after fees and expenses.
Response:    Each Fund seeks to outperform its Index after any fees and expenses. Because the Trust believes that investors understand that references to performance are based on the net asset value of a Fund, which reflects fees and expenses, the Trust respectfully declines to revise the disclosure with respect to the above comment.
Comment 3.With respect to the Aptus Deferred Income ETF, the disclosure states “The Fund manages its portfolio duration in a range between 75% and 125% of the Index.” Please include the duration of the Index.
Response:    The Trust has revised the disclosure in the Fund’s principal investment strategy as follows: The Fund manages its portfolio duration in a range between 75% and 125% of the Index, which generally has a duration in the range of five to eight years.

Comment 4.Each Fund’s strategy includes the following disclosure: “The difference in the strike prices between the synthetic long and synthetic short positions in the asset defines the box spread's return, aiming for a (risk-free) return independent of market movement.” Please consider removing or revising the term “risk-free.”
Response:    The Trust has removed the term “risk-free” as requested.

Comment 5.Please re-order the principal risks of each Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:    The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 6.The “Box Spread Risk” disclosure includes capitalized terms that were not defined previously. Please either change these terms to lower-case or define the terms.
Response:    The Trust has changed these terms to lower-case.
Comment 7.With respect to the Aptus Deferred Income ETF, Fixed Income Securities Risk is included as a principal investment risk. The strategy does not discuss investments in fixed-income securities. Please either remove the risk from the Principal Investment Risks section or include strategy disclosure discussing the Fund’s investments in fixed-income securities. If the Fund will be investing directly in fixed-income securities, please also address credit risk and maturity.
Response:    The Trust has added the following disclosure to the Fund’s principal investment strategy:”The Fund will not invest directly in traditional fixed-income securities; however, the derivatives utilized are designed to provide economic exposure equivalent to fixed-income securities.”
Comment 8.With respect to the Aptus Large Cap Upside ETF, please define in the strategy what the Fund considers to be large capitalization companies.
Response:    The Trust has added the following disclosure to the Fund’s principal investment strategy: “The Fund considers a large cap company to be a company with a market capitalization that, at the time of purchase, is within with the capitalization range of the S&P 500 Index.”
Comment 9.Please confirm that language related to Rule 18f-4 in both the prospectus and the SAI is current or revise as needed. Please also confirm whether the Funds use a relative VaR test or an absolute VaR test.
Response:    The Trust confirms that the language in the SAI related to Rule 18f-4 is accurate; however, the Trust has revised the disclosure to reflect that Rule 18f-4 is no longer considered a “new” rule, as its compliance date was over two years ago. The Trust supplementally confirms that the Funds will use a relative VaR test.

Comment 10.Please remove the reference to “IDUB” in the “ETF Risks” section.
Response:    The Trust has revised the disclosure as requested.
Comment 11.Please define the term “ELN” included in “Market Capitalization Risk.”
Response:    The Trust has removed the term “ELN” from the disclosure.

Comment 12.Please update the disclosure regarding the basis of the Board’s approval of each Fund’s advisory agreement to state that such discussion will be available on the Fund’s website (if applicable) and/or in Form N-CSR.

Response:    The Trust has revised the disclosure as requested.
Comment 13.The SAI section entitled “General Description of the Trust” includes the following disclosure:
Each Fund offers and issues Shares at its net asset value (“NAV”) only in aggregations of a specified number of Shares (each, a “Creation Unit”). Each Fund generally offers and issues Shares in exchange for a basket of securities included in its portfolio (“Deposit Securities”) together with the deposit of a specified cash payment (“Cash Component”).

Please confirm that this disclosure, along with the disclosure included in the SAI sub-section “Fund Deposit” under “Purchase and Redemption of Shares in Creation Units” is applicable to the Aptus Deferred Income ETF, or revise as needed.

Response:    The Trust has revised and supplemented the corresponding SAI disclosure under “General Description of the Trust” and “Purchase and Redemption of Shares in Creation Units” to clarify that each Fund may issue and redeem Shares for (a)(i) a basket of securities and/or (ii) the cash value (i.e., the cash in lieu amount) of any or all such securities in the basket and (b) a specified cash payment amount. The revised SAI disclosure is consistent with the description of “Cash Transaction Risk” set forth in the “Principal Investment Risks” section of the Aptus Deferred Income ETF’s summary prospectus, which states that “[t]he Fund may effect all or a portion of its creations and redemptions for cash, rather than in-kind securities.”
Comment 14.With respect to the “Recent Events” disclosure, please consider adding language addressing the Israel/Hamas crisis.
Response:    The Trust has reviewed the “Recent Events” disclosure in the SAI to ensure that such disclosure includes all recent events that have had the most significant impact on the global economies in which each Fund invests. To the extent the Israel/Hamas crisis impacts the global economies in which a Fund invests to a more significant extent, the Trust will review and enhance this “Recent Events” disclosure at such time and as needed.
Comment 15.Please confirm supplementally that the Adviser, with respect to the Funds, can rely on CFTC Rule 4.5.
Response:    The Trust confirms supplementally that the Adviser, with respect to the Funds, can rely on CFTC Rule 4.5.

*	*	*
If you have any additional questions or require further information, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary

Appendix A
Aptus Deferred Income ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.79%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.79%

1Estimated for the current fiscal year.Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$81	$252
Aptus Large Cap Upside ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.79%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.79%

Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$81	$252